November 3, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Ms. Akins

Re:	Radient Pharmaceuticals Corporation
Amendment No. 6 to Schedule 14A Filed October 15, 2010
Form 10-Q for the Quarter Ended June 30, 2010 Filed August 17, 2010
File No. 001-16695

Dear Ms. Akins:

This letter is provided in response to your letter dated October 27, 2010 regarding the above-referenced registrant, Radient Pharmaceuticals Corporation (the “Company”).  The Company’s responses are set forth below to the items noted by the staff in your letter.  Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.

Form 10-Q for the quarter Ended June 30, 2010 Filed August 17, 2010
Item 1. Financial Statements
Note 6 – Debt, page 15

1. We have reviewed your response to our prior comment one and have the following comments:

•
Refer to our response to Part E,  it is still unclear why a significant change in volatility and term assumptions did not significantly change the derivative liability, the gain and interest expensive amount given that the change in warrant liability increased significantly based on response.

Response: As discussed on our conference call with the SEC on Wednesday, October 27, 2010, we noted that the total derivative liability decreased from approximately $22.1M (under Black-Scholes) to approximately $16M (under Binomial Lattice, before revisiting the value of the “cashless exercise” feature, as noted in section 2.1(b) of each warrant agreement, which is discussed further in our response to the SEC’s comment No. 3).  That overall decrease was comprised of two major components.  First, the value of the embedded conversion features as of June 30, 2010 under the Black-Scholes option pricing model was approximately $9.9M, but under the Binomial Lattice option pricing model, the value decreased to approximately $2.6M.  The reason for this large decrease is discussed further below.  Second, the value of the warrants as of June 30, 2010 under the Black-Scholes option pricing model was approximately $12.2M, but under the Binomial Lattice option pricing model, the value increased to approximately $13.4M.

Our valuation experts noted that the embedded conversion features within the notes include an upside limitation feature, in that the conversion price (“CP”) is always the greater of 80% of the expected VWAP or the floor price (“FP”).  Hence, as the stock moves higher, particularly so with higher volatility, the CP moves in lock-step with the stock price and thereby limits the gain available to the holder.  Accordingly the higher volatility does not impact the value of the embedded conversion features.

Conversely, the warrants do not include a similar feature and the increased volatility did result in a higher value per warrant.

•
Refer to our response to Part H.  As previously requested, please provide a Black Scholes method calculation for each issuance issuing the correct assumptions or comparison with the revised binomial method calculation and confirm that the same assumptions were used in each method.

Response: Attached as Exhibit 1, is a detailed analysis showing a Black-Scholes method calculation for each issuance using the correct assumptions for comparison with the revised binomial method calculation. We confirm that the same assumptions were used under each method as detailed in Exhibit 1.

•	Refer to Exhibits D and E. Please revise your proposed disclosure to quantify the assumptions used under the binomial lattice model.

Response: Attached are Exhibit D and E revised to quantify the assumptions used under the Binomial Lattice model as detailed below.

For the six months

ended June 30, 2010

Annual dividend yield	-

Expected life (years)	0.67 - 6.17

Risk-free interest rate	0.3% - 2.9%

Expected volatility	87.3% - 253.9%

 (For additional assumption to value the derivative liability of warrants, please see our response to your comment 3, below).

2. You have filed an amendment agreement for the second closing in April 2010. Please file the correct agreements for the third and fourth closings or explain to us why you believe they do not need to be filed. If the third and fourth closing agreements did not change from previously disclosed, please address our comment number 1A in our letter dated October 19, 2010.

Response:  Since the same Form of Warrant was used in the third and fourth closing, but for a few details which are described therein, we incorporated by reference the Form of Warrant that we filed as Exhibit 10.3 to the 8-K filed on April 13, 2010 to the initial Form 8Ks that we filed for the third and fourth closing.  On October 8, 2010 we filed an amendment to the April 13, 2010 8-K to file as an exhibit, the correct Form of Warrant that was used for the second closing.  Pursuant to your comment, and for the same reasons we did so initially, we filed an amendment to the 8K that we filed on April 13, 2010 and April 28, 2010 to incorporate by reference the Form of Warrant filed in the October 8, 2010 8K amendment.  With these amendment filings, we believe the correct agreements are included and referenced in our filings.

3. Refer to your discussion on page 7 and 8 of your response letter. Please tell us why the “cashless exercise” feature only had an effect on the third closing. It is our understanding that the second, third, and fourth closings had similar terms. In addition, please explain how the provision in paragraph 2.1b of the agreement filed in your 8-K/A on October 8, 2010 works as it appears that if there is no effective registration statement, an incremental value of shares will be issued, above the number of shares underlying the warrants which could be significant.

Response: As you are aware, this “cashless exercise” feature was a focus on our call with the SEC on Wednesday, October 27, 2010.  During that call the SEC reviewer noted that this “cashless exercise” feature had value to the Company even under scenarios whereby the underlying formula computed that the Company would issue less shares than the stated amount of shares on the warrant agreement.  Previously we valued only the additional incremental shares, as per the cashless exercise feature formula, multiplied by the binomial lattice option pricing model value on that date. Prior to our discussion with the SEC regarding this cashless exercise feature, we believe that only the warrants in the third closing resulted in additional value to the holders. Based on our discussions with the SEC on our conference call, we have re-examined our methodology for valuing the “cashless exercise” feature of the warrants, as described below.

After our discussion with the SEC, we discussed with our valuation expert certain matters related to the cashless exercise feature and some related assumptions. This cashless exercise feature was incorporated with all the warrants issued in the first, second, third and fourth closings and we now believe that each of these closings was effected by the value of the cashless exercise feature. Based on the current circumstances, we estimate that the Company’s registration statement will be declared effective approximately February 28, 2011. For determination of the expected term for valuation purposes. As stated in the warrant agreement, upon an effective registration statement the cashless exercise feature is no longer available to the holder.  We also evaluated the likelihood of the warrant holders exercising their warrants under the cashless exercise feature versus a cash  exercise from the original grant date of each warrant until the estimated date that registration statement is declared effective.  Based on the cashless exercise notices already received by the Company through the date of this letter and based on our best estimate of the warrant holders’ intent going forward, the Company believes a conservative estimate is that there is a 50% likelihood that the investors would exercise under the cashless exercise feature and a 50% likelihood that they would effect a standard exercise via  cash.

The Company, through its valuation expert, then performed the following steps to estimate the fair value of the warrants on their grant date, at March 31, 2010, and at June 30, 2010.  As noted in our prior response letters, the Company has previously valued the warrants (assuming standard cashl exercises, ) under the Binomial Lattice option pricing model (“Binomial Model – Normal”).  In addition, the Company valued the same warrants under a separate Binomial Lattice option pricing model (“Binomial Model – Cashless”), assuming that the holder would exercise under the cashless exercise feature prior to the date of the registration statement being declared effective.  Under the Binomial Model – Cashless, the Company used a much shorter expected exercise term (commensurate with the assumed date that we expect the registration statement to be declared effective), resulting in different volatility amounts and discount rates.  An exercise price of $0.00 was used in the Binomial Model – Cashless in all cases. One other factor that was considered for the value estimated under the Binomial Model – Cashless was that if the holder of the warrant decided to exercise under the cashless exercise feature, the number of warrant shares available to the holder was then computed under the formula noted in section 2.1(b) of the warrant agreement.  On some dates, it resulted in potentially more shares being issued to the holder than what are stated on the holder’s warrant agreement and on some dates the formula resulted in potentially less shares being issued to the holder than what are stated on the warrant agreement. The overall effect under the Binomial Model – Cashless is a higher per share value when compared to the Binomial Model – Normal. These higher values are partially offset by the lower volatility amounts used in the Binomial Model – Cashless as the expected exercise term is much shorter.

We then took the total warrant values computed under each Binomial Model (as noted above) and assigned a 50% likelihood or probability that the investor may exercise under either scenarios.  Using 50% of the warrant values under the Binomial Model – Normal and 50% of the warrant values under the Binomial Model – Cashless, we then arrived at the estimated fair value assigned to warrant as of their grant dates, March 31, 2010 and June 30, 2010.

As a summary of the changes noted in the original 10-Q that was filed for the period ended June 30, 2010 under Black-Scholes to the hybrid of the Binomial Model – Normal and the Binomial Model – Cashless to value all of the derivative instruments at their original grant date, as of the triggering event, and as of June 30, 2010, we noted the following changes to our balance sheet and statement of operations as of June 30, 2010 and for the six months then ended:

o	As of June 30, 2010 our derivative liabilities were reduced by $_6,032,901, from $22,119,563 to $_16,086,662.
o	For the six months ended June 30, 2010, our interest expense was reduced by $12,210,655, from $34,312,584 to $22,101,929.
o	For the six months ended June 30, 2010, our gain on the change in fair value of derivative instruments was reduced by $6,334,975, from $9,093,564 to $2,758,589.

We shall update our 10Q for the quarter ended June 30, 2010 to reflect these changes, as shown in Exhibits B through F attached herein.

We also examined the effect of using the Binomial Model Valuation for valuing certain of our derivative instruments entered into in November 2009 with “down-round protection” features and warrants issued in the First Closing (dated March 22, 2010) for the periods ended December 31, 2009 and March 31, 2010.  For the year ended December 31, 2009, the affect would be to reduce net loss from continuing operations by $15,316 (or 0.1% of the net loss from continuing operations for that year).  For the quarter ended March 31, 2010, the affect would be to increase net loss from continuing operations by $23,036 (or 0.9% of the net loss from continuing operations for that quarter).  It is our belief that the judgment of a reasonable person relying upon this information will not change or be influenced by a re-statement at such periods.  Accordingly we do not intend on filing amendments for these noted changes.

4. Refer to adjustment 1. Please clarify in the note the nature of the restatement and explain to us the basis for the change in the impairment amount. We refer also to your explanation of how the $2.3 million impairment was calculated in your response to comment five in your August 31, 2010 letter and additional information that was provided in response to comment seven in your September 24, 2010 letter.

Response: As of June 30, 2010, the Company initially recorded approximately $2.3 million for impairment of its investment in JPI to adjust the value to $18,200,295. Subsequently, the Company realized that the adjustment was incorrectly based on the Company holding an ownership interest of 100% of the valuation of the Company`s investment in JPI, rather than the correct ownership interest of 97.46%. Therefore, an additional adjustment of $462,288 is necessary to the properly value of the Company`s ownership interest in JPI. We summarize below the adjustments made to the Investment in JPI value.

Investment in JPI adjustments:

As of March 31, 2010	$20,500,000
Adjustment for 6/30/10 reevaluation based on 100% Company ownership interest	(2,299,705)
As of June 30, 2010, as in 10Q filed on 8/17/10	$18,200,295
Adjustment for 6/30/10 reevaluation based on 97.46% Company ownership interest	$(462,288)
As of June 30, 2010, to be disclosed in the 10Q Amendment# 1	$17,738,007

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours,

LESER HUNTER TAUBMAN & TAUBMAN

/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Mr. Douglas C. MacLellan

		Exhibit 1
Comparison between Binomial and Black Scholes valuation models

		Per
	Per	10-Q
	Binomial	As filed
	Model	Black Scholes	Variance
Fair value of embeded converion feature (binomial model)-6/30/10	$2,667,028	$9,874,030	$(7,207,002)
Sum of 1
Fair value of warrants (binomial model)-6/30/10	$13,419,634	$12,245,533	$1,174,101
Sum of 2
	$16,086,662	$22,119,563	$(6,032,901)

					Black -
				Binomial	Scholes	Over /
	Date	Notes		Model	Model	(Under)
2010 Convertible Debt
1st Closing
	3/22/2010	Original Issue Date		$85,796	$209,380	$123,584
	3/31/2010	Qtr End Repricing		$118,006	$508,292	$390,286
	6/1/2010	Triggering Event		$68,422	$249,642	$181,220
	6/30/2010	Qtr End Repricing	1	$223,421	$863,759	$640,338

2nd Closing
	4/8/2010	Original Issue Date		$2,448,402	$11,012,700	$8,564,298
	6/1/2010	Triggering Event		$445,294	$1,460,651	$1,015,357
	6/30/2010	Qtr End Repricing	1	$1,352,234	$4,952,992	$3,600,758

3rd Closing
	4/13/2010	Original Issue Date		$1,147,985	$4,479,859	$3,331,875
	6/1/2010	Triggering Event		$302,261	$1,042,758	$740,497
	6/30/2010	Qtr End Repricing	1	$963,237	$3,564,096	$2,600,859

4th Closing
	4/26/2010	Original Issue Date		$148,374	$562,385	$414,011
	6/30/2010	Qtr End Repricing	1	$128,136	$493,183	$365,047

	Notes	`FV @ 6/30/10		$2,667,028	$9,874,030	$7,207,002

Alpha & Whalehaven Warrants
Alpha	11/30/2009	Original Issue Date		$306,346	$288,411	$(17,935)
Whalehaven	11/30/2009	Original Issue Date		$235,199	$221,429	$(13,770)
Alpha	12/31/2009	Qtr End Repricing		$186,039	$176,768	$(9,271)
Whalehaven	12/31/2009	Qtr End Repricing		$142,832	$135,714	$(7,118)
Alpha	3/31/2010	Qtr End Repricing		$188,181	$165,879	$(22,302)
Whalehaven	3/31/2010	Qtr End Repricing		$144,477	$127,354	$(17,123)
Alpha	6/30/2010	Qtr End Repricing	2	$844,673	$846,625	$1,952
Whalehaven	6/30/2010	Qtr End Repricing	2	$648,491	$650,000	$1,509

2010 Closing Warrants
1st Closing
	3/22/2010	Original Issue Date		$90,296	$186,539	$96,243
	3/31/2010	Qtr End Repricing		$104,604	$177,191	$72,587
	6/30/2010	Qtr End Repricing	2	$926,617	$869,000	$(57,617)

2nd Closing
	4/8/2010	Original Issue Date		$4,714,626	$4,112,774	$(601,852)
	6/30/2010	Qtr End Repricing	2	$5,161,766	$5,353,135	$191,369

3rd Closing
	4/13/2010	Original Issue Date		$8,576,322	$7,011,429	$(1,564,893)
	6/30/2010	Qtr End Repricing		$5,185,368	$3,858,639	$(1,326,730)

4th Closing
	4/26/2010	Original Issue Date		$710,828	$655,913	$(54,915)
	4/26/2010	Original Issue Date		$63,707	$92,683	$28,976
	6/30/2010	Qtr End Repricing	2	$600,779	$584,618	$(16,161)
	6/30/2010	Qtr End Repricing	2	$51,939	$83,516	$31,577

	Warrants	`FV @ 6/30/10		$13,419,634	$12,245,533	$(1,174,101)

Total derivatives		`FV @ 6/30/10		$16,086,662	$22,119,563	$6,032,901

Exhibit D:

NOTE 13 - RESTATEMENT

The accompanying condensed consolidated balance sheet as of June 30, 2010, the condensed consolidated statements of operations and comprehensive loss for the three and six months ended June 30, 2010, and condensed consolidated statement of cash flows for the six months ended June 30, 2010 have been restated to reflect the Company's decision to move from the Black-Scholes option pricing model to the Binomial Lattice option pricing model for the valuation of the embedded conversion features and warrants issued in connection with the First, Second, Third and Fourth Closings entered into during 2010. The Company determined that the Binomial Lattice model more accurately valued the "down-round provisions", or reset features included in the embedded conversion features and warrants. These embedded conversion features and warrants are accounted for as derivative instruments under the relevant accounting guidance. The Company believes the Binomial Lattice model provides a better estimate of fair value of the derivative instruments at their grant dates, triggering dates, and quarter ends. In applying the Binomial Lattice model, the Company used the following assumptions to value its derivative liabilities during the three and six months ended June 30, 2010:

Effects of Restatements	As Previously Reported	Adjustment	As Restated
Balance Sheet as of June 30, 2010
Investment in JPI [1]	18,200,295	(462,288)	17,738,007
Accounts payable and accrued expenses [2]	1,291,315	(389,998)	901,317
Accrued interest expense [3]	777,240	5,770	783,010
Derivative liability [4]	22,119,563	(6,032,901)	16,086,662
Convertible notes, net of discount [5]	5,351,316	541,451	5,892,767
Accumulated deficit [6]	(84,325,849)	5,413,392	(78,912,457)
Total stockholders’ equity [6]	(5,237,230)	5,413,392	176,162

Statement of operations and comprehensive loss for the three months ended June 30, 2010
Interest expense [7]	(33,149,910)	12,210,655	(20,939,255)
Impairment on Investment in JPI [1]	(2,299,705)	(462,288)	(2,761,993)
Gain on change in fair value of derivative instruments [8]	9,136,558	(6,334,975)	2,801,583
Loss from continuing operations	(29,290,054)	5,413,392	(23,876,662)
Net loss	(29,290,054)	5,413,394	(23,876,660)
EPS – basic and diluted – loss from continuing operations	(1.00)	0.18	(0.82)
EPS – basis and diluted – net loss	(1.00)	0.18	(0.82)

Statement of operations and comprehensive loss for the six months ended June 30, 2010
Interest expense [7]	(34,312,584)	12,210,655	(22,101,929)
Impairment on Investment in JPI [1]	(2,299,705)	(462,288)	(2,761,993)
Gain on change in fair value of derivative instruments [8]	9,093,564	(6,334,975)	2,758,589
Loss from continuing operations	(31,887,296)	5,413,392	(26,473,904)
Net loss	(31,887,296)	5,413,392	(26,473,904)
EPS – basis and diluted – loss from continuing operations	(1.19)	0.20	(0.99)
EPS – basis and diluted – net loss	(1.19)	0.20	(0.99)

Statement of cash flows for the six months ended June 30, 2010
Cash flows from operating activities:
Net loss	(31,887,296)	5,413,392	(26,473,904)
Adjustments to reconcile net loss before discontinued operations to net cash provided by (used in) operating activities:
Amortization of debt discount and debt issuance costs	5,344,166	(86,805)	5,257,361
Impairment on investment in JPI	2,299,705	462,288	2,761,993
Interest expense related to fair value of derivative instruments granted	24,053,345	(11,319,527)	12,733,818
Additional principal added for triggering events	2,877,295	360,000	3,237,295
Change in fair value of derivative instruments	(9,093,564)	6,334,975	(2,758,589)
Changes in operating assets and liabilities:
Accounts payable and accrued expenses, salaries and wages	(273,967)	(1,164,323)	(1,438,290)

Supplemental Cash Flow Information
Supplemental disclosure of cash flow information:
Debt issuance costs included in accounts payable	70,200	796,301	866,501
Debt discounts related to derivative liabilities	6,333,138	(242,046)	6,091,092

[1]	This adjustment represents the allocation of the Company’s ownership interest of 97.46% from the valuation of the Company’s investment in JPI as of June 30, 2010.

[2]
Per the terms of the First, Second, and Third Closings of the 2010 convertible notes, the Company was required to file the registration statement and have it become effective as of June 1, 2010.  The effectiveness of the registration statement did not occur.  As a result and per the terms of the underlying registration rights agreements with the note holders of the First, Second, and Third Closings, the note holders were entitled to penalties of $10,000 each.  The Company originally recorded these penalty amounts to accrued expenses in the amount of $390,000.  However, the actual penalties as of June 30, 2010 were $370,000 and not $390,000, and the accompanying restated interim financial statements reflect this change, as well as a reclassification change to reclassify the penalties from accrued expenses to convertible notes. These penalty amounts are convertible into shares of common stock.

[3]	This adjustment represents the interest expense accrued for the month of June 2010 in connection with the additional principal added to the convertible debt balance as noted in item 2 above.

[4]
This adjustment represents the difference in value from the Black-Sholes option pricing model and that of the Binomial Lattice option pricing model as of June 30, 2010 of the embedded conversion features and warrants associated with the First, Second, Third and Fourth Closings in 2010 as well as the Whalehaven & Alpha warrants that were previously valued using the Black-Scholes option pricing model. This adjustment also includes the effect of the cashless exercise provision under the First, second, Third and Fourth closes.

[5]
This adjustment is related to (i) additional principal added to the First, Second and Third convertible debt balance and (ii) the effect of the Binomial Lattice Option Pricing Model on the debt discount recorded for the First Closing in 2010 resulting in a reduction in original debt discount.

[6]
This adjustment is the sum of all adjustments recorded to the Company’s condensed consolidated statement of operations and comprehensive loss related to the Company’s decision to move from the Black-Scholes option pricing model to the Binomial Lattice option pricing model during the period ended June 30, 2010.

[7]
This adjustment relates to the effects of using the Binomial Lattice option pricing model to value the embedded conversion features and warrants in connection with the First, Second, Third and Fourth Closings in 2010 on their grant dates, triggering dates, and quarter end dates.

[8]
This adjustment relates to the effect of using the Binomial Lattice option pricing model to revalue the embedded conversion features and warrants in connection with the First, Second, Third and Fourth Closings in 2010, as well as the Whalehaven & Alpha warrants on their grant dates, triggering dates, and quarter end dates.

[9]	This amount represents a typographical error in the amount previously disclosed.

Exhibit B

Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009
	(restated)		(restated)
Net revenues	$45,552	$3,181,043	$82,394	$5,892,780
Cost of sales	$8,178	2,150,405	30,113	3,735,978
Gross profit	37,374	1,030,638	52,281	2,156,802
Operating expenses:
Research and development	$243,779	332,779	294,815	425,463
Selling, general and administrative	$2,768,978	3,784,801	4,124,160	6,375,570
	3,012,757	4,117,580	4,418,975	6,801,033
Loss from operations	(2,975,383)	(3,086,942)	(4,366,694)	(4,644,231)
Other income (expense):
Interest expense	$(20,939,255)	(332,034)	(22,101,929)	(566,251)
Gain (loss) on change in FV of derivative instruments	$2,801,583	-	2,758,589	-
Impairment on inv in JPI	$(2,761,993)	-	(2,761,993)	-
Other income (expense)	$(1,614)	(36,721)	(1,877)	(72,830)
Total other expense, net	(20,901,279)	(368,755)	(22,107,210)	(639,081)
Income (Loss) before provision for income taxes and discontinued operations	(23,876,662)	(3,455,697)	(26,473,904)	(5,283,312)
Income (Loss) from continuing operations	(23,876,662)	(3,872,862)	(26,473,904)	(5,810,979)
Loss from discontinued operations, net	-	(4,222,696)	-	(3,975,670)
Net Income (loss)	(23,876,662)	(8,095,558)	(26,473,904)	(9,786,649)
Other comprehensive income:
Foreign currency translation gain (loss)	-	(54)	-	(42,485)
Comprehensive income (loss)	(23,876,662)	(8,095,612)	(26,473,899)	(9,829,134)
Basic and diluted income (loss) per common share:
Income (Loss) from continuing operations	$(0.82)	$(0.24)	$(0.99)	$(0.37)
Loss from discontinued operations	$-	$(0.27)	$-	$(0.25)
Net income (loss)	$(0.82)	$(0.51)	$(0.99)	$(0.61)
Weighted average common shares outstanding — basic and diluted	29,245,417	15,851,815	26,729,016	15,916,133

Exhibit C

Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
	Six Months Ended June 30,
	2010	2009
	(restated)
Cash flows from operating activities:
Net loss	$(26,473,904)	$(9,786,648)
Less: income from discontinued operations	-	(3,975,670)
	(26,473,904)	(5,810,978)
Adjustments to reconcile net loss before discontinued operations to net cash provided by (used in) operating activities:
Depreciation and amortization	67,000	1,300,413
Amortization of debt discount and accretion of debt issuance costs	5,257,361	194,291
Impairment on investment in JPI	2,761,993	-

Interest expense related nto fair value of derivative instruments granted	12,733,818	-

Incremental value of shares and warrants issued to former note holders	81,780	-
Additional principal added for triggering events	3,237,295	-
Shares based compensation related to options granted to employees and directors for services	173,758	154,056
Shares based compensation related to common stock and warrants expensed for services	1,620,789	314,310
Provision for bad debts	-	1,932,384
Change in fair value of derivative instruments	(2,758,589)	35,557
Changes in operating assets and liabilities:
Accounts receivable	-	5,116,069
Inventories	4,888	275,284
Prepaid expenses and other assets	130,726	(5,674,930)
Accounts payable and accrued expenses, salaries and wages	(1,438,290)	539,155
Income taxes payable	-	(412,035)
Deferred revenue	-	(87,720)
Net cash used in operating activities of continuing operations	(4,601,375)	(2,124,144)
Net cash provided by operating activities of discontinued operations	-	1,853,502
Net cash used in operating activities	(4,601,375)	(270,642)
Cash flows from investing activities:
Purchase of property and equipment	(15,123)	(2,034,324)
Net cash used in investing activities of continuing operations	(15,123)	(2,034,324)
Net cash used in investing activities	(15,123)	(2,034,324)
Cash flows from financing activities:
Proceeds from issuance of Senior Notes, net of cash issuance costs of $656,426	-	2,088,593
Proceeds from issuance of convertible debt, net of cash offering costs of $4,748,565	6,308,000	-
Proceeds from the exercise of warrants	818,488	-
Net cash provided by financing activities	7,126,488	2,088,593
Effect of exchange rates on cash and cash equivalents	-	1,996
Net change in cash and cash equivalents	2,509,990	(214,377)
Cash and cash equivalents, beginning of period	12,145	2,287,283
Cash and cash equivalents, end of period	$2,522,135	$2,072,906

Exhibit E

Interest Expense for six month ended June 30, 2010

Interest expense increased due to the issuance of debt instruments derivative liabilities and the amortization of the related debt discounts and debt issuance costs during the six months ended June 30, 2010.

The significant increase in interest expense from $566,251 to $21,101,929 for the six months ended June 30, 2009 compared to the same period in 2010, respectively, is primarily due to (i) $11,905,244 in excess fair value of the debt discount, recorded at origination, for the four closings in 2010 for the derivatives associated with the conversion feature and warrants, (ii) $828,5747 related to additional interest penalty recorded as derivative liabilities for the embedded conversion feature associated with the incremental principal and accrued interest added to the outstanding balance of the convertible debt, (iii) $3,237,295 of default penalties added directly to the outstanding convertible debt balance for the June 1, 2010 Trigger Event and (iv) $5,257,352 of amortization of debt discounts and debt issuance costs on convertible debt balances.

		[1]	[2], [4]	[3]
		Fair Value of Derivatives in Excess of Debt Discounts	Interest Penalty Added To Principal	Interest Penalty Not Added To Principal	Amortization of Debt Issuance Cost	Amortization of Debt Discount	Total
		[7]		[7]	[8]	[8]
Senior Notes:
December 2008		$-	$-	$-	$77,164	$144,468	$221,632
January 2009		-	-	-	39,402	108,287	147,689
May 2009		-	-	-	30,288	68,011	98,299
June 2009		-	-	-	26,820	57,106	83,926
Other		-	-	-	12,121	-	12,121
							-
Convertible Debt:							-
September 2008		-	-	-	-	49,216	49,216
Conversions		-	-	-	353,622	1,398,348	1,751,970
St. George		-	50,000	12,597	-	393,681	456,278
1st Closing		-	267,860	68,422	53,144	163,655	553,081
2nd Closing		3,968,028	1,742,121	445,294	92,711	1,143,787	7,391,941
3rd Closing		7,414,307	1,177,314	302,261	66,821	824,384	9,758,087
4th Closing		522,909	-	-	11,569	142,747	677,225

Incremental Cost of Shares and Warrants	[5]						81,780
Interest on Debt	[6]	-	-	-	-	-	791,684
Total Interest expense		$11,905,244	$3,237,295	$828,574	$763,662	$4,493,690	$22,101,929

[1]
This amount represents the excess fair value of the debt discount related to the derivative liability associated with the embedded conversion feature and warrants (see Note 6 to our condensed consolidated financial statements).

[2]
This amount represents additional penalty interest and/or accrued interest added directly to the outstanding principal of the convertible debt for Trigger Events (see Note 2 to our condensed consolidated financial statements).

[3]
This amount represents additional interest recognized for the increase in principal balance associated with the embedded conversion feature of the First, Second and Third Closings as a result of the June 1, 2010 Trigger Event  and default on the registration rights agreements (see Note 6 to our condensed consolidated financial statements).

[4]
This amount includes $370,000 of additional penalty recognized for the default related to the registration rights agreements as a result of not being declared effective by June 1, 2010 related to the First, Second and Third Closings in 2010.

[5]	This amount represents the incremental costs associated with the additional shares and warrants issued in connection with the 2008 convertible debt that occurred during Q2 of 2010.

[6]	This amount represents the interest portion of the debt based on the respective interest rates as noted in Footnote 6 to our condensed consolidated financial statements as of June 30, 2010.

Sum of [7]	12,733,818 Total interest expense related to fair value of derivative instruments granted

Sum of [8]	5,257,352 Total amortization of debt discount and debt issuance costs

Interest Expense for three months ended June 30, 2010

Interest expense increased due to the issuance of debt instruments and the amortization of the related debt discounts, debt issuance costs, and derivative liabilities during the three months ended June 30, 2010

Interest expense increased due to the issuance of debt instruments derivative liabilities and the amortization of the related debt discounts and debt issuance costs during the three months ended June 30, 2010.

The significant increase in interest expense from $332,034 to $20,939,255 for the three months ended June 30, 2009 compared to the same period in 2010, respectively, is primarily due to (i) $11,905,244 in excess fair value of the debt discount, recorded at origination, for the three closings in second quarter of 2010 for the derivatives associated with the conversion feature and warrants, (ii) $828,574 related to additional interest penalty recorded as derivative liabilities for the embedded conversion feature associated with the incremental principal and accrued interest added to the outstanding balance of the convertible debt, (iii) $3,237,295 of default penalties added directly to the outstanding convertible debt balance for the June 1, 2010 Trigger Event and (iv) $4,413,577 of amortization of debt discounts and debt issuance costs on convertible debt balances.

		[1]	[2], [4]	[3]
		Fair Value of Derivatives in Excess of Debt Discounts	Interest Penalty Added To Principal	Interest Penalty Not Added To Principal	Amortization of Debt Issuance Cost	Amortization of Debt Discount	Total
		[7]		[7]	[8]	[8]
Senior Notes:
December 2008		$-	$-	$-	$41,862	$78,375	$120,237
January 2009		-	-	-	22,212	61,044	83,256
May 2009		-	-	-	16,753	37,617	54,370
June 2009		-	-	-	16,170	34,431	50,601
Other		-	-	-	6,060	(194,085)	(188,025)
							-
Convertible Debt:							-
September 2008		-	-	-	-	(23,058)	(23,058)
Conversions		-	-	-	353,622	1,398,348	1,751,970
St. George		-	50,000	12,597	-	95,158	157,755
1st Closing		-	267,860	68,422	46,773	140,276	523,331
2nd Closing		3,968,028	1,742,121	445,294	92,711	1,143,787	7,391,941
3rd Closing		7,414,307	1,177,314	302,261	66,821	824,384	9,785,087
4th Closing		522,909	-	-	11,569	142,747	677,225

Incremental Cost of Shares and Warrants	[5]						81,780
Interest on Debt	[6]	-	-	-	-	-	472,785
Total Interest expense		$11,905,244	$3,237,295	$828,574	$674,553	$3,739,024	$20,939,255

[1]
This amount represents the excess fair value of the debt discount related to the derivative liability associated with the embedded conversion feature and warrants (see Note 6 to our condensed consolidated financial statements).

[2]
This amount represents additional penalty interest and/or accrued interest added directly to the outstanding principal of the convertible debt for Trigger Events (see Note 2 to our condensed consolidated financial statements).

[3]
This amount represents additional interest recognized for the increase in principal balance associated with the embedded conversion feature of the First, Second and Third Closings as a result of the June 1, 2010 Trigger Event  and default on the registration rights agreements (see Note 6 to our condensed consolidated financial statements).

[4]
This amount includes $370,000 of additional penalty recognized for the default related to the registration rights agreements as a result of not being declared effective by June 1, 2010 related to the First, Second and Third Closings in 2010.

[5]	This amount represents the incremental costs associated with the additional shares and warrants issued in connection with the 2008 convertible debt that occurred during the second quarter of 2010.

[6]	This amount represents the interest portion of the debt based on the respective interest rates as noted in Footnote 6 to our condensed consolidated financial statements as of June 30, 2010.

Sum of [7]	12,738,818 Total interest expense related to fair value of derivative instruments granted

Sum of [8]	4,413,577 Total amortization of debt discount and debt issuance costs

Exhibit F

Radient Pharmaceuticals Corporation
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2010	2009
	(Unaudited)	Audited
	(restated)
ASSETS
Current assets:
Cash and cash equivalents	$2,522,135	$12,145
Inventories	74,367	79,255
Debt issuance costs	1,528,750	1,288,910
Prepaid expenses and other current assets	27,167	57,778
Prepaid consulting	818,694	358,667
Total current assets	4,971,113	1,796,755
Property and equipment, net	81,670	83,547
Intangible assets, net	1,108,333	1,158,333
Receivable from JPI, net of allowance	2,675,000	2,675,000
Investment in JPI	17,738,007	20,500,000
Other assets	22,409	105,451
Total assets	$26,596,532	$26,319,086

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$901,317	$1,542,974
Accrued salaries and wages	340,910	738,331
Accrued interest expense	783,010	432,337
Derivative liabilities	16,086,662	354,758
Deferred revenue	103,128	103,128
Convertible note, net of discount (See note 6)	5,892,767	240,482
Current portion of notes payable (See note 6)	2,312,576	1,316,667
Total current liabilities	26,420,370	4,728,677
Other long-term liabilities	-	295,830
Notes payable, net of current portion and debt discount (See note 6)	-	601,819

Total liabilities	26,420,370	5,626,326

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.001 par value; 25,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $0.001 par value; 100,000,000 shares authorized; 31,380,278 and 22,682,116 shares issued at June 30, 2010 and December 31, 2009, respectively; 31,140,104 and 22,265,441 shares outstanding at June 30, 2010 and December 31, 2009, respectivel	31,141	22,265
Additional paid-in capital	79,057,478	73,109,048
Accumulated deficit	(78,912,457)	(52,438,553)
Total stockholders’ equity	176,162	20,692,760
Total liabilities and stockholders’ equity	$26,596,532	$26,319,086